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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                        (AMENDMENT NO. _______________)*


                               CHYRON CORPORATION
             -------------------------------------------------------
                                (Name of Issuer)

                          $0.01 Par Value Common Stock
             -------------------------------------------------------
                         (Title of Class of Securities)

                                    171605108
             -------------------------------------------------------
                                 (CUSIP Number)

                    Mr. Michael Tobiason, Graham & Dunn P.C.
             -------------------------------------------------------
            1420 Fifth Avenue, Seattle, WA 98101-2390 (206) 340-9625
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communication)

                                 August 18, 1999
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1-(e), 13d-1(f) or 13d-1(g), check the following box [ ]

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                                 SCHEDULE 13D


CUSIP No.     171605108

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   1  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES)

      CHRISTOPHER R. KELLY
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
      NOT APPLICABLE                                                   (b) [ ]
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   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS:
               PF
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES

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                      7   SOLE VOTING POWER:
      NUMBER OF           490,000 shares of common stock
                          1,446,153 shares of common stock (represented by
       SHARES             $2,350,000 Series B 8% Subordinated Convertible
                          Debentures, convertible upon demand into shares of
    BENEFICIALLY          common stock)
                      ----------------------------------------------------------
      OWNED BY        8   SHARED VOTING POWER:
                          0
        EACH          ----------------------------------------------------------
                      9   SOLE DISPOSITIVE POWER:
      REPORTING           490,000 shares of common stock
                          1,446,153 shares of common stock (represented by
       PERSON             $2,350,000 Series B 8% Subordinated Convertible
                          Debentures, convertible upon demand into shares of
        WITH              common stock)
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER:
                          0
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  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,936,153 shares of common stock (which includes 1,446,153 shares of common stock issuable upon the conversion of $2,350,000 Series B 8% Subordinated Convertible Debentures)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   5.8%

--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON:*
                              IN
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Item 1:           SECURITY AND ISSUER.

                  CHYRON CORPORATION
                  5 Hub Drive
                  Melville, New York  11747

                  $0.01 Par Value Common Stock

Item 2:           IDENTIFY AND BACKGROUND.

                  (a)  NAME:        Christopher R. Kelly

                  (b)  RESIDENCE OR BUSINESS ADDRESS.

                           800 Fifth Avenue, Suite 4100
                           Seattle, WA  98104

                  (c)  PRESENT PRINCIPAL OCCUPATION.
                           Name:  Fortuna Investments
                           Address:  800 Fifth Avenue, Suite 1400
                                      Seattle, WA  98104
                           Occupation: Personal Investments

                  (d)  CRIMINAL PROCEEDINGS DURING LAST FIVE YEARS.

                           During the past five years, Mr. Kelly has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e)  CIVIL PROCEEDINGS DURING LAST FIVE YEARS.

                           During the last five years, Mr. Kelly has not been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction where, as a result of such proceeding, he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  (f)  CITIZENSHIP. United States

Item 3:           SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

                  Mr. Kelly made two separate purchases of Series B 8% Subordinated Convertible Debentures Due December 31, 2003 of Chyron Corporation ("Issuer"): (i) $350,000 pursuant to Series B 8% Subordinated Convertible Debentures dated July 26, 1999; and (ii) $2,000,000 pursuant to Series B 8% Subordinated Convertible Debentures dated August 18, 1999 (collectively, the "Debentures"). Mr. Kelly utilized personal cash resources to purchase the Debentures.

Item 4:           PURPOSE OF TRANSACTION.

                  Mr. Kelly subscribed for the Debentures for investment purposes. Mr. Kelly has no plans or proposals which would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except that it is

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                  intended that Mr. Kelly will be appointed to the Issuer's
                  Board of Directors; (e) any material change in the present capitalization or dividend policy; (f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
                  (g) changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5:           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) Aggregate Number and Percent of Common Stock Beneficially Owned:

                                    1,936,153 shares of common stock (which
                                    includes 1,446,153 shares of common stock issuable upon the conversion of $2,350,000 Series B 8% Subordinated Convertible Debentures), representing 5.8% of the outstanding shares of common stock.

                  (b)      Number of Shares as to Which Such Person Has:

                           (i)      sole power to vote or direct the vote:

                                    1,936,153 shares of common stock (which
                                    includes 1,446,153 shares of common stock issuable upon the conversion of $2,350,000 Series B 8% Subordinated Convertible Debentures)

                           (ii)     Shared power to vote or direct the vote: 0

                           (iii) Sole power to dispose or to direct the disposition of:

                                    1,936,153 shares of common stock (which
                                    includes 1,446,153 shares of common stock issuable upon the conversion of $2,350,000 Series B 8% Subordinated Convertible Debentures)

                           (iv) Shared power to dispose or to direct the disposition of: 0

                  (c) Transactions effected during the last 60 Days or since the last filed Schedule 13D:

                           Pursuant to the Debenture dated July 26, 1999, Mr. Kelly purchased $350,000 of Series B Subordinated Convertible Debentures Due December 31, 2003 (convertible on demand into shares of $0.01 par value common stock).

                           Pursuant to the Debenture dated August 18, 1999, Mr. Kelly purchased $2,000,000 of Series B Subordinated Convertible Debentures Due December 31, 2003 (convertible on demand into shares of $0.01 par value common stock).

                  (d) Identity of other individual who may have the right to receive or power to direct the receipt of dividends from, or proceeds from the sale of, the securities.

                           Not Applicable

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                  (e)      Date reporting person ceased being the beneficial
                           owner of 5% of the class of securities.

                                   Not Applicable

Item 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

                  Under the respective Debentures, Mr. Kelly subscribed for and the Issuer accepted individual subscriptions for $350,000 and $2,000,000, respectively, of Series B Subordinated Convertible Debentures Due December 31, 2003 offered by the Issuer. Under the terms of the Debentures, the holder of the Debentures may, at any time and from time to time, convert the Debentures into shares of the $0.01 par value common stock of the Issuer at the Conversion Price (as defined) set forth in the Debentures. The Conversion Price of the Debentures is initially set at $1.625, and may be adjusted according to the terms of the Debentures.

Item 7:           MATERIAL TO BE FILED AS EXHIBITS.

                                      None

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         August 25, 1999
---------------------------------
Date


         /s/ Christopher R. Kelly
---------------------------------
Signature


         Christopher R. Kelly
---------------------------------
Christopher R. Kelly




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